02033082

P.E 5-1-02

0-17212

RECD S.E.C.

MAY 9 2002

080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month(s) of May 2002.

QSound Labs, Inc.
(Translation of registrant's name into English)

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

#400, 3115 - 12th Street NE, Calgary, AB, Canada T2E 7J2
(Address of principal executive offices)

QSound Labs, Inc. a foreign (Canadian) private issuer subject to Rule 13 a-1 and authorized to use Form 20-F for its annual reports, herewith furnishes the following information:

1. Press Release(s), attached hereto, dated: May 8, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.
(Registrant)

Date: May 8, 2002

By: ______________________
Joanna Varvos
Corporate Secretary

regulatory\form6k\2002/feb

QSOUND

FOR IMMEDIATE RELEASE

Contact
Paula Murray
Phone: 954-796-8798
paula.murray@qsound.com

QSound Labs Reports First Quarter Results for 2002

Calgary, Alberta—May 8, 2002 -- QSound Labs, Inc. (NASDAQ: QSND) a leading developer of audio, e-commerce and multimedia software products, reported revenues for the three months ended March 31, 2002 of $755,000 as compared to $843,000 for the same period in FY2001. The operating profit for the quarter was $168,000 or $0.02 per share as compared to $33,000 or $0.00 per share for the same period last year. Including non-cash items such as depreciation and amortization of goodwill, net income for the period was $88,000 or $0.01 per share as compared to a loss of $(179,000) or $(0.02) per share for the same period in FY2001.

The Company reported a working capital surplus of $2,383,000 compared to $2,288,000 as at December 31, 2001. Cash and cash equivalents decreased from $2,048,000 to $1,904,000 during the quarter as funds were expended on fixed asset acquisitions and general working capital.

"The Company continues to operate in a stable fashion despite the continuing uncertainty in the technology sector," stated David Gallagher, President and CEO of QSound Labs. "We have maintained an effective cost control program while at the same time continuing with our product development plans. Several new product lines will be delivered in the second quarter, one of which will be the first delivery pursuant to the recently announced agreement with Philips."

"The revenue mix by customer for each quarter over the past year has been ever changing. In the latest quarter, royalties received from our hearing aid license increased over previous periods as a result of new product releases by Starkey. This was partially offset by reduced iQfx®3 revenues from

- more -

RealNetworks caused by reduced exposure of the product to consumers on their site. The uncertainty in the PC and CE markets, when added to this mix, provides an unclear picture of trends for later in the year; however in the short term, management expects financial results to be similar to this quarter."

###

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, continued operational stability and development and commercial introduction of new products. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with the Company, successful product development, introduction and acceptance, dependence on the performance of third parties that have licensed the Company's technologies, the Company's ability to carry out its business strategy and marketing plans, including availability of sufficient resources to do so timely and cost effectively, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of the Internet and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.
Consolidated Balance Sheets
As at March 31, 2002 and December 31, 2001
(Expressed in United States dollars, prepared using US GAAP)

		March 31, 2002 (unaudited)		December 31, 2001
ASSETS				
Current assets:				
Cash and cash equivalents	$	1,904,315	$	2,047,892
Accounts receivable		581,539		439,245
Inventory		28,195		28,587
Deposits and prepaid expenses		91,936		85,365
		2,605,985		2,601,089
Capital assets		933,268		932,776
Intangible assets		2,424,765		2,432,142
	$	5,964,018	$	5,966,007
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabiltiies:				
Accounts payable and accrued Liabiltiies	$	187,710	$	304,726
Deferred Revenue		34,960		8,282
		222,670		313,008
Shareholders' equity:				
Share capital (7,085,574 common shares)		43,939,684		43,939,684
Contributed Surplus		1,114,316		1,114,316
Deficit		(39,312,652)		(39,401,001)
		5,741,348		5,652,999
	$	5,964,018	$	5,966,007

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the 3 month period Ended March 31, 2002 and 2001
(Expressed in United States dollars, prepared using US GAAP)

		For three months ended March 31, 2002 (unaudited)		For three months ended March 31, 2001 (unaudited)
REVENUE				
Royalties, license fees and product sales	$	755,162	$	842,541
Cost of product sales		9,271		24,426
		745,891		818,115
EXPENSES:				
Marketing		194,016		239,915
Operations		81,532		139,161
Product engineering		180,560		251,780
Administration		121,594		154,593
		577,702		785,449
Operating profit		168,189		32,666
Other items				
Depreciation and amortization		(80,037)		(234,254)
Other		197		22,518
		(79,840)		(211,736)
Net income (loss) for the period		88,349		(179,070)
Deficit beginning of period		(39,401,001)		(38,668,091)
Deficit end of period	$	(39,312,652)	$	(38,847,161)
Income (loss) per common share	$	0.01	$	(0.02)

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the 3 month period Ended March 31, 2002 and 2001
(Expressed in United States dollars, prepared using US GAAP)

	For three months ended March 31, 2002 (unaudited)	For three months ended March 31, 2001 (unaudited)
Cash provided by (used in)		
OPERATIONS		
Income (loss) for the period	$ 88,349	$ (179,070)
Items not requiring (providing) cash:		
Depreciation and amortization	80,037	234,254
Changes in working capital balances	(238,810)	162,438
	(70,424)	217,622
FINANCING		
Repurchase of common shares, net	-	(210,917)
Repayment of debt	-	(275,000)
	-	(485,917)
INVESTMENTS		
Purchase of capital assets	(68,152)	(15,474)
Purchase of intangible assets	(5,001)	(9,153)
	(73,153)	(24,627)
Increase (decrease) in cash	(143,577)	(292,922)
Cash and cash equivalents beginning of period	2,047,892	2,264,639
Cash and cash equivalents end of period	$ 1,904,315	$ 1,971,717